

September 20, 2011

Via E-mail
Arkadiy Dobkin
Chief Executive Officer
EPAM Systems, Inc.
41 University Drive, Suite 202
Newtown, PA 18940

> **Re: EPAM Systems, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-174827**

Dear Mr. Dobkin:

We have reviewed your amended registration statement and response letter, and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Fair Value of Shares of Common Stock, page 67

1.   We note your disclosure on page 70 that the increase in fair value of your common stock from $55.00 as of December 31, 2010 to $112.00 as of June 15, 2011 was due in part to the significant growth in revenue and profitability you experienced during the first six months of 2011 as compared to the first six months of 2010. Clarify your disclosures to explain how revenue and profitability growth for the last six months of 2010 as compared to the first six months of 2010 impacted your common stock valuation as of December 31, 2010, and how revenue and profitability growth for the first six months of 2011 as compared to the last six months of 2010 contributed to the increase in fair value of your common stock as of June 15, 2011.

2.   We note your disclosure on page 70 that several factors contributed to the significant increase in the fair value of your common between December 31, 2010 and June 15, 2011. Please disclose either qualitatively or quantitatively the significance of each factor to the increase in the fair value of your common stock. That is, describe how much of the growth in fair value can be attributed to each of these factors. Further, tell us what consideration you gave to disclosing the applicable multiples used in the "IPO" scenario for each of these valuation dates and, to the extent a significant factor, clarify the future

opportunities available to the company. Explain why you increased the applicable multiples used in the "IPO" scenario and its impact on the changes in valuation.

3.   We note your disclosure on page 70 that a discount for lack of marketability is applied only in the "Continue Private" scenario. Please tell us why a discount for lack of marketability was not also applied in the market approaches used in the "IPO" scenario and the "M&A" scenario.

Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2011 and 2010

Notes to Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2011 and 2010, page F-35

4.   Tell us what consideration you gave to including a description of the significant variations in the customary relationship between income tax expense and income before income taxes for the interim periods presented. Refer to ASC 740-270-50-1.

10. Subsequent Events, page F-42

5.   Revise to disclose the amount of unrecognized stock-based compensation expense associated with the July 27, 2011 grant of stock options.

Exhibit Index

6.   You disclose on page 60 and elsewhere that on July 25, 2011, the company entered into an amendment to its revolving line of credit with PNC Bank to increase the borrowing capacity to $30 million. We note, however, that this amendment is not currently listed on the exhibit index. Please ensure that this amendment is filed as an exhibit to your registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3730 with other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Ilya Cantor, Chief Financial Officer, EPAM Systems, Inc.
        Joseph A. Hall, Davis Polk & Wardwell LLP